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SECU 08028325 ION

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SEC FILE
8-66446

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN UNION SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WALL STREET, 15TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER D. ZHOU — 212-232-0120 Ext 228
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
(Name - if *individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE, SUITE J	MARLTON	NJ	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

1, PETER D. ZHOU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN UNION SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

AFFIRMED BEFORE ME DATE 2/27/08
IRA LEW
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LE5064336
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES ON AUGUST 12, 2010

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital,
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
☐ (i) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (1) An Oath or Affirmation.
☐ (in) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton, NJ 08053

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
American Union Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of American Union Securities, Inc. as of December 31, 2007, and the related statement of income, changes in stockholders' equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Union Securities, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 26, 2008

AMERICAN UNION SECURITIES, INC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2007

ASSETS

ASSETS	
Cash	$ 128,724
Accounts receivable	282,820
Securities owned, at market	7,838,209
Computers and office equipment - net	6,250
Security deposits and other	38,475
TOTAL ASSETS	$ 8,294,478

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses	$ 28,000
Due to brokers and dealers	163,083
Loan payable	56,771
Total liabilities	247,854
STOCKHOLDERS' EQUITY	
Common stock, $.001 par value, 6,000,000 shares authorized, 100 shares issued and outstanding	$ -
Additional paid-in capital	471,590
Retained earnings	7,575,034
Total stockholders' equity	8,046,624
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,294,478

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
Banking fees and other gains and losses	$ 8,795,820
Interest income	8,591
Total revenue	8,804,411
OPERATION EXPENSES	
Settlement and trading fees	320,532
Compensation	222,129
Rent	113,761
Professional services	312,667
Office	230,122
Depreciation	3,005
Clearing expense	118,611
Interest	9,148
Utilities	18,138
Total operating expenses	1,348,113
NET INCOME	$ 7,456,298

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Preferred Stock		Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2007	-	$ -	100	$ -	$ 471,590	$ 118,736	$ 590,326
Net Income						7,456,298	7,456,298
Balance, December 31, 2007	-	$ -	100	$ -	$ 471,590	$ 7,575,034	$ 8,046,624

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated borrowings at January 1, 2007	$ 192,263
Decreases	(192,263)
Subordinated borrowings at December 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 7,456,298
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,005
Changes in assets and liabilities:	
Decrease in deposits	3,376
Increase in securities	(7,371,036)
Increase in receivable from brokers and dealers	(19,044)
Increase in accrued expenses and interest	(21,765)
Total adjustments	(7,408,469)
Net cash provided by operating activities	50,834
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(973)
Net cash used in investing activities	(973)
CASH FLOWS FROM FINANCING ACTIVITIES	
Increase in loans payable	56,771
Reduction in subordinanted loan payable	(192,263)
Net cash used in financing activities	(135,492)
DECREASE IN CASH AND CASH EQUIVALENTS	(85,631)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	214,355
CASH AND CASH EQUIVALENTS - END OF THE YEAR	$ 128,724

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

American Union Securities, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA). The Company incorporated in the State of New York on June 9, 2004. The Company commenced operations as a broker-dealer on November 12, 2004.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

American Union Securities, Inc., with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. As of January 1, 2007, the Corporation had a balance of $118,736 in retained earnings subject to built-in gain tax provisions.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs are charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterment. Depreciation expense was $3,005 for the year ended December 31, 2007.

TRADING SECURITIES

Security positions resulting from proprietary trading are reported at current market and fair values, and unrealized gains or losses resulting from making these to the market or fair value are included in profit or loss.

NOTE 2. CLEARING AGREEMENT

In accordance with the Company's agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

NOTE 3. REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company has regulatory net capital of approximately $748,918 and a minimum regulatory net capital requirement of $100,000.

NOTE 3. REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4. COMMITMENTS

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

OPERATING LEASE

The Company leases office space under a five-year lease agreement that will expire in June 2009. Currently, the Company is paying $8,665 per month as a base rent until the lease ends on June 30, 2009. The minimum rentals for the remainder of the lease is

Rent expense for the period ended December 31, 2006 was $113,761.

2008	103,860
2009	51,930
Total rental commitment	$ 155,790

NOTE 5. MARKETABLE SECURITIES

Marketable securities represent securities owned by the Company as an investment. As of December 31, 2007, marketable securities were comprised of the following:

	Market Value	Percent of Total
Corporate securities (net of unrealized appreciation)	$ 7,838,209	100%

NOTE 6. SECURITY DEPOSITS

The Company has a security deposit with its landlord in the amount of $33,475 as of December 31, 2007.

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 is as follows:

Office equipment and furniture	$ 3,905
Computer	12,694
Less: Accumulated depreciation	(10,349)
	$ 6,250

Depreciation expense was $3,005 for the year ended December 31, 2007.

NOTE 8. SECURITIES SOLD, NOT YET PURCHASED

The Company may, from time to time, sell securities it does not own in anticipation of a decline in the fair value of those securities. When the Company sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Company sells the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. At December 31, 2007, there is no obligation for securities sold, not yet purchased.

NOTE 9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On September 21, 2004 the Company entered into a subordinated loan agreement for equity capital with a lender. The loan was subordinated to the general creditors of the Company. The loan was paid of in 2007.

SUPPLEMENTAL SCHEDULE

AMERICAN UNION SECURITIES, INC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital		
Total stockholders' equity from statement of financial condition		$ 8,046,624
Less: Non-allowable assets		
Equipment - net	$ 6,250	
Investments	5,000	
Blocked securities	7,087,330	
Security deposit	33,475	
Total non-allowable assets		7,132,055
Sub-total		914,569
Less: Haircut valuations and undue concentration		(165,651)
NET CAPITAL		$ 748,918
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $247,854 pursuant to Rule 15c3-1		$ 1,867
Minimum dollar per capital requirements of reporting broker/dealer		$ 100,000
Minimum net capital requirements of reporting broker/dealer		$ 100,000
EXCESS NET CAPITAL		$ 648,918
Computation of Aggregate Indebtedness		
Accounts payable		$ 247,854
Percentage of aggregate indebtedness to net capital		33.09%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there was not a material difference between the company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton, NJ 08053

REPORT ON INTERNAL CONTROL

Board of Directors
American Union Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Union Securities, Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (e). We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all the deficiencies in internal control and control activities fro safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 26, 2008

END